Filed by City National Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Civic BanCorp
Commission File No. 000-13287

Date: January 29, 2002

        Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger between City National and Civic, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about City National's and Civic's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of City National's and Civic's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of City National and Civic may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Civic may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risk of continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in City National's and Civic's markets; (10) the concentration of City National's and Civic's operations in California may adversely affect results if the California economy or real estate market declines; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations.

        Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in City National's and Civic's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

        All written and oral forward-looking statements contained in this filing concerning the proposed transaction or other matters attributable to City National or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. City National and Civic do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

        The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic have filed a registration statement, a preliminary proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of these documents, as well as other filings containing information about City National and Civic, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the SEC filings that are incorporated by reference in the definitive proxy statement/prospectus can be obtained, without charge, by directing a request to Mr. Heng W. Chen, City National Corporation, 400 Roxbury Drive, Beverly Hills, California 90210 (213- 347-2646) or to Mr. Gerald J. Brown, Civic BanCorp, 2101 Webster Street, 14th Floor, Oakland, California 94612 (510-836-6500).

        Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement, dated April 3, 2001, for Civic's 2001 annual meeting of stockholders, as previously filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the documents filed with the SEC by City national and Civic referred to in the preceding paragraph.

        The following is included in this filing:

          Transitionews Issue No. 3 dated January 29, 2002.

        [TRANSITIONEWS LETTERHEAD]

        This issue provides an overview of CNB's relationship management organization. In addition, it includes a "heads up" about upcoming changes that will affect clients, plus a list of commonly used CNB acronyms.

Relationship Management

        Like CivicBank, City National Bank (CNB) maintains banking relationships with a full range of clients, from individuals who hold single accounts to large corporations that require a broad spectrum of specialized products and services. At CNB, these relationships are supported primarily through our regional organization, which includes Commercial Banking Services, Private Client Services (PCS), Core Banking, and specialty groups—Agriculture, Dairy, Entertainment, Franchise Finance, Real Estate, Specialty Deposits and Technology.

        Generally, larger and more complex business financial relationships are handled by Commercial Banking Services, and individual and small business accounts are typically housed in Core Banking. Private Client Services serves affluent clients' financial needs. Because these entities often work in tandem to service their clients, a strong sense of teamwork is critical.

        In Northern California, Bob Brant, EVP, manages Commercial Banking Services and Private Client Services. In addition, Kevin Dunigan, EVP, oversees Core branches, and Marti Hodgdon, SVP, Regional Banking Manager, is the Core Regional Manager for Northern California.

        CNB has nine Regional Centers where Commercial, Private Client Services and Core banking services come together in one convenient location. They are: City National Center, Beverly Hills; Inland Empire Regional Center, Riverside; Long Beach Regional Center; Los Angeles Regional Center; Orange County Regional Center, Irvine; San Diego Regional Center; San Fernando Valley Regional Center, Sherman Oaks; San Francisco Regional Center; and Ventura County Regional Center, Oxnard. CNB's merger with Civic will initiate assembly of an East Bay Regional Center in Oakland.

Commercial Banking Services

        Commercial Banking Services experts typically handle the more complex banking relationships—usually those involving companies with large deposit and credit requirements.

        Clients are assigned Relationship Managers (RMs), who are their first line of communication with the Bank. RMs serve as a central point of contact for their clients, coordinating contact among specialists in other areas of the Bank that provide the products and services they need—such as Cash Management, International, Investments and Trust, Real Estate and others. The RM also is responsible for underwriting loans and administering them through a local approval process, which includes a Team Leader, Commercial Banking Services Manager and Credit Administrator.

        In addition, Business Development Officers (BDO) bring new clients into the Bank, generally by working in conjunction with RMs. Ultimately, BDOs hand off the ongoing relationship management responsibilities to the RMs. RMs also develop their own business leads through existing clients and contacts, such as CPAs and attorneys.

        Many of CNB's Commercial Banking Services staff rely on the support and expertise of Personal Banking Officers (PBO). These officers function as operations managers for each key relationship. An RM, PBO, Administrative Assistant and Team Leader typically support these relationships. The PBO is responsible for all routine requests from clients, including those related to deposit issues, Cash Management and consumer credit (such as car loans and credit cards), as well as Investment and Trust inquiries.

        Commercial Banking Services locations also are typically staffed with Credit Administrators, who have individual and concurring signing authority, and are integrally involved in approving credit.

Private Client Services (PCS)

        Private Client Services effectively serves affluent clients' wealth management needs, including banking, credit, investments, trust, and financial planning. The primary goal is to make it simple for clients to access the best financial solutions for their lifestyle. Like Commercial Banking Services clients, Private Client Services clients are assisted by RMs: either Private Bankers who specialize in banking and credit, or Private Client Advisors (PCA) who specialize in investments and trust. The PCAs work closely with their team of Portfolio Managers, Trust Officers and Investment Officers to deliver the best services for their clients.

        Also, like the BDOs in Commercial Banking Services, Investment and Trust Consultants (ITC) bring new clients into Private Client Services generally by working in conjunction with RMs. Ultimately, ITCs transfer relationship management responsibilities to RMs.

Core Banking

        The Core Banking branch staff manage their own relationships with individual and small business clients, and are responsible for their own business development efforts. However, commercial banking clients also may use any of Core's 49 branches located throughout California for their routine banking purposes. (Core Banking details will be addressed in a separate issue of Transition News.)

Specialty Groups

        The officers in the specialty groups—Agriculture, Dairy, Entertainment, Franchise Finance, Real Estate, Specialty Deposits and Technology—have strong expertise and unique experience in serving clients in these specialized markets.

What's Coming Up

  •
  Feb. 4, Civic is sending letters to clients asking them to provide updated address information by Feb. 15 so that Civic will have an updated database prior to check orders being processed.

        Clients should receive their new CNB checks by April 15 and can start using them April 27. Clients will be asked to stop using their old Civic checks by July 1; effective Aug. 1, CNB will no longer honor Civic checks.

        The foregoing dates anticipate a closing on February 28, 2002, which is subject to regulatory and shareholder approval.

Common CNB Acronyms

        Like all organizations, CNB has its own set of acronyms, abbreviations and specialized names for departments, job titles, products and services. The CNB Telephone Directory contains a comprehensive list of department and job title abbreviations and acronyms. Here are some of the more common terms you are likely to encounter:

ABL	Asset Based Lending
BDO	Business Development Officer
BS&IPS	Bank Support and Item Processing Services (includes Mailroom)
CBS	Commercial Banking Services
CLC	City Loan Center
CliC	Client and Lead Information Center (CNB's internally developed relationship management system)
CM	Cash Management
cnb.com	City National Bank's public Web site
CNI	City National Investments
CR-111	Credit approval request memorandum
CRISP	Commercial Relationship Information System Program (measures client revenue)

CSM	Client Services Manager
CYN	City National Corporation's New York Stock Exchange symbol
FSM	Financial Sales Manager
FSO	Financial Sales Officer
HR	Human Resources
IRG	Integration Reference Guide
ITC	Investment and Trust Consultant
IS	Information Services
PB	Private Banker
PCA	Private Client Advisor
PCS	Private Client Services
PBM	Personal Banking Manager
PBO	Personal Banking Officer
RM	Relationship Manager
SAD	Special Assets Department
S&P	Strategy and Planning Committee
SRM	Senior Relationship Manager

        The information presented above may contain forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in public reports filed by City National Corporation and Civic BanCorp with the Securities and Exchange Commission and available at the SEC's Internet site ("http://www.sec.gov").

        The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic have filed a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of these documents after they are filed with the SEC, as well as other filings containing information about City National and Civic, at the SEC's Internet site ("http://www.sec.gov"). Copies of the definitive proxy statement/prospectus and the SEC filings that are incorporated by reference in the definitive proxy statement/prospectus can be obtained, without charge, by directing a request to Mr. Heng W. Chen, City National Corporation, 400 North Roxbury Drive, Beverly Hills, California 90210 (213-347-2646) or to Mr. Gerald J. Brown, Civic BanCorp, 2101 Webster Street, 14th Floor, Oakland, California 94612 (510-836-6500).

        Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement, dated April 3, 2001, for Civic's 2001 annual meeting of stockholders, as previously filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the documents filed with the SEC by City National and Civic referred to in the preceding paragraph.